AM 4/4/2002

[redacted]

02022040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 26 2002 WASH. D.C. 385

SEC FILE NUMBER
8- 53066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inter-American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Glades Circle, Suite 115
(No. and Street)

Weston (City) Florida (State) 33327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Foley, Jr. (954) 349-2643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sheldon,Ribotsky & Levine, P.A.
(Name – *if individual, state last, first, middle name*)

901 N.E. 125th Street, Suite 107, North Miami, FL 33161
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSE APR 05 2002 THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4/4/2002

OATH OR AFFIRMATION

I, JOHN J. FOLEY, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inter-American Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Foley Jr.
Signature

PRESIDENT
Title

3-19-02

Stephanie L Graber
Notary Public

STEPHANIE L. GRABER
MY COMMISSION # CC 930888
EXPIRES: April 24, 2004
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTER-AMERICAN SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

SHELDON, RIBOTSKY & LEVINE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Inter-American Securities, Inc.
Weston, Florida

We have audited the accompanying statement of financial position of Inter-American Securities, Inc. as of December 31, 2001, and the related statements of operations and changes in accumulated deficit, cash flows, and changes in subordinated borrowings for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inter-American Securities, Inc. at December 31, 2001, and the results of their operations, subordinated borrowings and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sheldon, Ribotsky & Levine, P.A.
SHELDON, RIBOTSKY & LEVINE, P.A.
Certified Public Accountants

March 6, 2002

North Miami, Florida

INTER-AMERICAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 18,501
Security deposit	636
	$ 19,137

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 636
	636
COMMITMENT AND CONTINGENCIES	
Stockholders' Equity:	
Common stock - No par value; 1,000,000 shares authorized, issued and outstanding	100
Additional paid in capital	50,117
Accumulated deficit	(31,716)
	18,501
	$ 19,137

The accompanying notes are an integral part of these financial statements.

INTER-AMERICAN SECURITIES, INC.

STATEMENT OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT

YEAR ENDED DECEMBER 31, 2001

Revenue:	
Interest income	$ 1,857
Expenses:	
Professional fees	5,561
Office	3,145
Rent	2,544
Licenses, permits and taxes	1,688
Cleaning fees	2,000
Dues and subscriptions	1,319
Insurance	936
Telephone	393
Bank charges	182
	17,768
Net Loss	(15,911)
Accumulated deficit - Beginning of Year	(15,805)
Accumulated deficit - End of Year	$ (31,716)

The accompanying notes are an integral part of these financial statements.

INTER-AMERICAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash Flows (Used) By Operating Activities:	
Net (loss)	$ (15,911)
Increase in Security deposits	(636)
Decrease in accounts payable	636
Net cash (used) by operating activities	(15,911)
Cash Flows (Used) By Financing Activities:	
Repayment of stockholder loans	(76,603)
Net cash (used) by financing activities	(76,603)
Net (decrease) in cash	(92,514)
Cash - Beginning Of Year	111,015
Cash - End Of Year	$ 18,501

The accompanying notes are an integral part of these financial statements.

INTER-AMERICAN SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2001

N / A

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Corporation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The Company was formed to engage in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. During 2001 the Company did not perform any of these activities.

INCOME TAXES - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the corporate income. Accordingly, no provision has been made for federal income tax for the year ended December 31, 2001 in the accompanying financial statements.

USE OF ESTIMATES - The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and to reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK - The Company is exposed to credit risks in the event of default by financial institutions in which balances are maintained in excess of insured limits.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under an operating lease for its office space. The lease requires monthly rental payments of $636 through expiration on August 1, 2002.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $17,865 which was $12,865 in excess of its required net capital of $5,000.

INTER-AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

SCHEDULE I

Net Capital	
Total stockholders' equity	$ 18,501
Total capital and allowable borrowings	18,501
Deductions:	
Other assets	(636)
Net capital before haircuts on security positions	17,865
Haircuts on security positions	-
NET CAPITAL	$ 17,865

Attention is directed to the accompanying independent auditors' report relating to this schedule.

INTER-AMERICAN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

SCHEDULE II

N / A

Attention is directed to the accompanying independent auditors' report relating to this schedule.

INTER-AMERICAN SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

SCHEDULE III

N / A

Attention is directed to the accompanying independent auditors' report
relating to this schedule.

INTER-AMERICAN SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

AS OF DECEMBER 31, 2001

SCHEDULE IV

N / A

Attention is directed to the accompanying independent auditors' report relating to this schedule.

INTER-AMERICAN SECURITIES, INC.

RECONCILIATIONS OF MATERIAL DIFFERENCES

AS OF DECEMBER 31, 2001

SCHEDULE V

In accordance with rule 17a-5(d)(4) there are no material differences and therefore there are no material differences to reconcile.

INTER-AMERICAN SECURITIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001